                             TRIARC COMPANIES, INC.
                               SUPPLEMENT TO THE
                           OFFER TO PURCHASE FOR CASH
                   UP TO 5,500,000 SHARES OF ITS COMMON STOCK

         THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL NOW EXPIRE
           AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, APRIL 22, 1999,
                       UNLESS THE OFFER IS FURTHER EXTENDED.


To Brokers, Dealers, Commercial                                    April 8, 1999
    Banks, Trust Companies and
    Other Nominees:

     In our capacity as Dealer Manager, we are enclosing the material listed below relating to the offer by Triarc Companies, Inc., a Delaware corporation (the 'Company'), to purchase up to 5,500,000 shares of its Common Stock (hereinafter referred to as the 'Shares'), at prices not greater than $18.25 nor less than $16.25 per Share, net to the seller in cash, as specified by such stockholders, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated March 12, 1999 (the 'Offer to Purchase'), as supplemented and amended by the Supplement to the Offer to Purchase dated April 8, 1999 (the 'Supplement') and the related Letter of Transmittal (which, as amended from time to time, together constitute the 'Offer').

     For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1. Supplement to the Offer to Purchase; and

          2. A letter dated April 8, 1999 from Nelson Peltz, Chairman and Chief Executive Officer of the Company, and Peter W. May, President and Chief Operating Officer of the Company, to stockholders of the Company.

     The Company is not distributing new Letters of Transmittal or ancillary documents with the enclosed Supplement. Stockholders who wish to tender Shares should use the Letter of Transmittal (and, if applicable, the Notice of Guaranteed Delivery) mailed to them with the Offer to Purchase.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

     THE OFFER HAS BEEN EXTENDED. THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL NOW EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, APRIL 22, 1999, UNLESS THE OFFER IS FURTHER EXTENDED.

     The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the fee of the Dealer Manager as described in the Offer to Purchase). The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers. The Company will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

     Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials or materials previously mailed to you may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

                                          Very truly yours,

                                          WASSERSTEIN PERELLA & CO., INC.

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.